FORM U-3A-2



                SECURITIES AND EXCHANGE COMMISSION

                        Washington, D. C.




              Statement by Holding Company Claiming
                 Exemption Under Rule 2 from the
             Provisions of the Public Utility Holding
                       Company Act of 1935




                     Western Resources, Inc.
           Western Resources, Inc. ("WRI") hereby files with the Securities and
Exchange Commission, pursuant to Rule 2, its statement claiming exemption as a holding company from the provisions of the Public Utility Holding Company Act of 1935 (the "Act") and submits the following information:
     1. WRI is a Kansas corporation whose principal executive offices are located at 818 Kansas Ave., Topeka, Kansas, 66612. WRI's mailing address is P.O. Box 889, Topeka, Kansas 66601.
     WRI's principal business consists of the production, purchase, transmission, distribution and sale of electricity and the transportation and sale of natural gas. Currently, WRI provides retail electric service to approximately 326,000 industrial, commercial, and residential customers in 323 Kansas communities. WRI also provides wholesale electric generation and transmission services to numerous municipal customers located in Kansas and, through interchange agreements, to surrounding integrated systems. As a natural gas utility, WRI distributes gas in Kansas and northeastern Oklahoma. WRI provides natural gas service to approximately 648,000 retail customers. WRI's subsidiaries are as follows:
     A. Kansas Gas and Electric Company ("KGE"), a Kansas corporation, with its principal offices at 120 East First Street, Wichita, Kansas, 67201. KGE provides electric services to customers in the southeastern portion of Kansas, including the Wichita metropolitan area. At December 31, 1995, it rendered electric services at retail to approximately 275,000 residential, commercial and industrial customers and provided wholesale electric generation and transmission services to numerous municipal customers located in Kansas, and through interchange agreements, to surrounding integrated systems. KGE does not own or operate any gas properties.
<page1>KG&E's subsidiaries are:
          Wolf Creek Nuclear Operating Corproation ("WCNOC"), a
     Delaware Corporation, with principal offices at 1550 Oxen Lane,
     N.E., Burlington, Kansas. WCNOC is owned 47% by KG&E and operates the Wolf Creek Generating Station on behalf of the plant's owners.
          Mid-America Services Company, a Kansas corporation, with principal offices at 120 E. 1st Street, Wichita, Kansas is currently dormant.
          B. Westar Capital, Inc.("Westar Capital"),a Kansas corporation, with principal offices at 1021 Main, Houston, Texas, 77002. Westar Capital concentrates in the areas of natural gas gathering, processing, compression and marketing.
Westar Capital's subsidiaries are:
          Westar Limited Partners, Inc., a Kansas corporation, with principal offices at 1021 Main Street, Ste. 1270, Houston, Texas.
     Westar Limited Partners, Inc. participates in limited partnerships related to the business of Western Resources, Inc.
          Westar Financial Services, Inc. (formerly Astra Financial
     Services, Inc.), a Kansas corporation, with principal offices at 1021 Main Street, Ste. 1270, Houston, Texas. Westar Financial
     Services, Inc. is engaged in the funding of activities of other subsidiaries of Western Resources, Inc.
          Westar Gas Marketing, Inc. (formerly Astra Resources
     Marketing, Inc.), a Kansas corporation, with principal offices at 1100 SW Wanamaker Road, Ste. 101, Topeka, Kansas. Westar Gas
     Marketing, Inc. arranges natural gas purchasing, transportation, and delivery for natural gas users.

     <page2>
          Westar Gas Company (formerly Astra Gas Company), a Delaware corporation, with principal offices at 1021 Main Street, Ste.
     1270, Houston, Texas. Westar Gas Company gathers and processes natural gas in Oklahoma and Kansas.
          Indian Basin Venture I & II, New Mexico joint ventures, with principal offices at 1021 Main Street, Ste. 1270, Houston,
     Texas. Indian Basin Ventures operates a gas processing plant in New Mexico.
          Triark Gathering Company, an Oklahoma joint venture, with principal offices at 207 E. Main, Ste. 213, Wilburton, Oklahoma.
     Triark operates natural gas gathering facilities in Oklahoma.
          Hanover Compressor Company, a Delaware corporation, with principal offices at 12001 N. Houston Rosslyn, Houston, Texas,
     77086. Hanover Compressor Company offers compression services to the natural gas industry. Westar Capital owns approximately 24% of Hanover's common stock and uses the equity method to account for the investment.
          C. Westar Business Services, Inc. ("Westar Business"), a Kansas corporation, with principal offices at 818 Kansas Avenue, Topeka, Kansas. Westar Business provides services to large commercial and industrial customers.
Westar Business's subsidiaries are:
         Westar Electric Marketing, Inc., a Kansas corporation, with principal offices at 818 Kansas Ave., Topeka, Kansas. Westar
     Electric Marketing, Inc. arranges electric marketing and brokering to commercial and industrial customers on a wholesale level.
     <page3>
          Westar Sales, Inc., a Kansas corporation, with principal offices at 818 Kansas Ave., Topeka, Kansas. Westar Sales, Inc.
     is a provider of energy related services to commercial and industrial customers.
     D. Westar Consumer Services, Inc. ("Westar Consumer"), a Kansas corporation, with principal offices at 818 Kansas Ave., Topeka, Kansas.
Westar Consumer identifies and develops consumer products and services related to the energy business.
Westar Consumer's subsidiaries are:
          Westar Communications, Inc., a Kansas corporation, with principal offices at 818 Kansas Ave., Topeka, Kansas. Westar Communications, Inc. was established to acquire a paging system provider operating in Kansas.
          E. Mid-Continent Market Center, a Kansas corporation, with principal offices at 818 Kansas Ave., Topeka, Kansas. Mid-Continent Market Center offers natural gas transportation, wheeling, parking, balancing and storage services to natural gas producers.
     F. Western Resources Capital 1, a Delaware business trust was established for the purpose of issuing preferred securities.
     G. Westar Security Services, Inc., a Kansas corporation, with principal offices at 818 Kansas Ave., Topeka, Kansas. Westar Security Services, Inc. is engaged in the business of monitored home and business security systems.
     H. Gas Service Energy Corporation, a Delaware corporation, is currently dormant.
     I.  KPL Funding, Inc., a Kansas corporation, is currently dormant.
     J.  The Kansas Power and Light Company, a Kansas corporation, was

<page4>
established for the purpose of preserving the former corporate name of WRI.
     K.  WR Services, Inc., a Kansas corporation, is currently dormant.

     2(a).     The principal electric generating stations of WRI, all of which are located in Kansas, are as follows:
                                                            Accredited
                                                           Capacity - MW
          Name and Location                                (WRI's Share)

     Coal

     JEC Unit 1, near St. Marys...................         447
     JEC Unit 2, near St. Marys...................         470
     JEC Unit 3, near St. Marys...................         450
     Lawrence Energy Center, near Lawrence........         539
     Tecumseh Energy Center, near Tecumseh........         236
               Subtotal...........................                 2,142

     Gas/Oil

     Hutchinson Energy Center, near Hutchinson....         492
     Abilene Energy Center, near Abilene..........          66
     Tecumseh Energy Center, near Tecumseh........          39
               Subtotal...........................                   597

               Total Accredited Capacity                           2,739 MW


     WRI maintains 19 interconnections with other public utilities to permit direct extra-high voltage interchange. It is a member of the MOKAN Power
Pool consisting of eleven utilities in Kansas and western Missouri. WRI is also a member of the Southwest Power Pool, the regional coordinating council for electric utilities throughout the south-central United States.
     WRI owns a transmission and distribution system which enables it to supply its service area. Transmission and distribution lines, in general, are located by permit or easement on public roads and streets or the lands of others. All such transmission and distribution systems are located within the State of Kansas. In addition, WRI owns and operates transmission, distribution and other facilities related to supplying natural gas service to
<page5>
its customers in Kansas and Oklahoma.
     2(b).     The principal electric generating stations of KGE, all of which are located in Kansas, are as follows:
                                                           Accredited
                                                          Capacity - MW
             Name and Location                            (KGE's Share)

     Nuclear

     Wolf Creek, near Burlington .................                  548

     Coal

     LaCygne Unit 1, near LaCygne ................         341
     LaCygne Unit 2, near LaCygne ................         331
     JEC Unit 1, near St. Mary's .................         140
     JEC Unit 2, near St. Mary's .................         147
     JEC Unit 3, near St. Mary's .................         141
               Subtotal ..........................                1,100

     Gas/Oil

     Gordon Evans, Wichita .......................         517
     Murray Gill, Wichita ........................         333
               Subtotal ..........................                  850

     Diesel

     Wichita, Wichita ............................                    3

           Total Accredited Capacity                              2,501 MW


     KGE maintains 17 interconnections with other public utilities to permit direct extra-high voltage interchange. It is a member of the MOKAN Power
Pool consisting of eleven utilities in Kansas and western Missouri. KGE is also a member of the Southwest Power Pool, the regional coordinating council for electric utilities throughout the south-central United States.
     KGE owns a transmission and distribution system which enables it to supply its service area.  Transmission and distribution lines, in general, are located by permit or easement on public roads and streets or the lands of others. All such transmission and distribution systems are located within
<page6>
the State of Kansas.
     3(a).     For the year ended December 31, 1995, WRI sold 8,201,717,000 Kwh of electric energy at retail, 2,719,584,000 Kwh of electric energy at wholesale, and 94,681,000 Mcf of natural gas at retail. For the year ended December 31, 1995, KGE sold 8,066,643,000 Kwh of electric energy at retail and 1,292,203,000 Kwh of electric energy at wholesale. All of KGE's sales were within the State of Kansas.
       (b). During 1995, neither WRI nor its subsidiaries distributed or sold electric energy at retail outside the State of Kansas. During 1995, WRI distributed or sold at retail 3,995,000 Mcf of natural gas in the state of Oklahoma, representing 4.2% of the retail natural gas sales of WRI.
       (c). During 1995, WRI sold, at wholesale, 179,364,000 Kwh of electric energy to adjoining public utilities through interconnections at the Kansas state line. During 1995, KGE sold, at wholesale, 394,890,000 Kwh of electric energy to adjoining public utilities through interconnections at the Kansas state line. During 1995, neither WRI or KGE sold natural or manufactured gas at wholesale outside the state of Kansas or at the Kansas state line.
       (d). During 1995, WRI purchased 375,973,000 Kwh of electric energy from outside the State of Kansas or at the Kansas state line. During 1995, WRI purchased 3,427,703 Mcf of natural gas outside the state of Kansas or at the state line. During 1995, KGE purchased 192,446,000 Kwh of electric energy from outside the State of Kansas or at the Kansas State line.
     4. Neither WRI nor its subsidiaries hold, directly or indirectly, any interest in an EWG or a foreign utility company.
<page7>
The above-named claimant has caused this statement to be duly executed on its behalf by its authorized officer on this 29th day of February, 1996.


                                        Western Resources, Inc.



                                     By:  Richard D. Terrill
                                          Richard D. Terrill
                                          Secretary and Associate
                                          General Counsel
Corporate Seal




     Name, title and address of officer to whom notices and correspondence concerning this statement should be addressed:

          Richard D. Terrill
          Secretary and Associate General Counsel
          Western Resources, Inc.
          P.O. Box 889
          818 Kansas Avenue
          Topeka, Kansas 66601
          913-575-6322
          913-575-8136 (FAX)
<page8>
                            EXHIBIT A

     A consolidating statement of income and surplus of the claimant and its subsidiary companies for the last calendar year, together with a consolidating balance sheet of claimant and its subsidiary companies as of the close of such calendar year:

<page9>
                                                                Exhibit A-1
                          WESTERN RESOURCES, INC.
                        CONSOLIDATING BALANCE SHEET
                             December 31, 1995
                          (Dollars in Thousands)

                                                         Kansas Gas                 Westar       Westar
                                               Western      and                    Capital      Security
                                              Resources   Electric      MCMC     Consolidated   Services
                                                                         (Exhibit A-2)
ASSETS
UTILITY PLANT:
  Electric plant in service . . . . . . . .  $1,913,146  $3,427,928  $     -     $       -     $     -
  Natural gas plant in service. . . . . . .     683,150        -        104,303          -           -
                                              2,596,296   3,427,928     104,303          -           -
  Less - Accumulated depreciation . . . . .     983,101     893,728      49,691          -           -
                                              1,613,195   2,534,200      54,612          -           -
  Construction work in progress . . . . . .      50,974      40,810       8,617          -           -
  Nuclear fuel (net). . . . . . . . . . . .        -         53,942        -             -           -
     Net utility plant. . . . . . . . . . .   1,664,169   2,628,952      63,229          -           -

OTHER PROPERTY AND INVESTMENTS:
  Net non-utility investments . . . . . . .   1,278,366         196        -           85,026       2,000
  Decommissioning trust . . . . . . . . . .        -         25,070        -             -           -
  Other . . . . . . . . . . . . . . . . . .         212       7,689        -            1,324        -
                                              1,278,578      32,955        -           86,350       2,000
CURRENT ASSETS:
  Cash and cash equivalents . . . . . . . .         155          53         407         1,680          22
  Accounts receivable and
    unbilled revenues (net) . . . . . . . .     146,060      76,490         377        33,773         115
  Accounts receivable - associated companies      1,523      34,948       2,595          -           -
  Notes receivable - associated companies .      55,300        -           -             -           -
  Fossil fuel, at average cost. . . . . . .      37,220      17,522        -             -           -
  Gas stored underground (average cost) . .      28,106        -           -             -           -
  Materials and supplies (average cost) . .      25,767      31,458        -              721          50
  Prepayments and other current assets. . .       5,196      17,128         339        (1,730)         33
                                                299,327     177,599       3,718        34,444         220
DEFERRED CHARGES AND OTHER ASSETS:
  Deferred future income taxes. . . . . . .      73,697     208,367         412          -           -
  Deferred coal contract
    settlement costs. . . . . . . . . . . .      12,662      14,612        -             -           -
  Phase-in revenues . . . . . . . . . . . .        -         43,861        -             -           -
  Corporate-owned life insurance (net). . .      36,864       7,279        -             -           -
  Other deferred plant costs. . . . . . . .        -         31,539        -             -           -
  Unamortized debt expense. . . . . . . . .      31,076      25,605        -             -           -
  Other . . . . . . . . . . . . . . . . . .      69,850      32,645          (4)         -           -
                                                224,149     363,908         408          -           -

     TOTAL ASSETS . . . . . . . . . . . . .  $3,466,223  $3,203,414  $   67,355  $    120,794  $    2,220

CAPITALIZATION AND LIABILITIES

CAPITALIZATION. . . . . . . . . . . . . . .  $2,435,149  $1,870,159  $   47,062  $     40,633  $    1,967

CURRENT LIABILITIES:
  Short-term debt . . . . . . . . . . . . .     153,450      50,000        -             -           -
  Long-term debt due within one year. . . .        -         16,000        -             -           -
  Notes payable - associated companies. . .     103,093        -          9,065        43,110        -
  Accounts payable. . . . . . . . . . . . .      69,137      50,783          91        28,965         114
  Accounts payable - associated companies .      36,767        -           -               43        -
  Accrued taxes . . . . . . . . . . . . . .      48,717      17,766         405         1,900           2
  Accrued interest and dividends. . . . . .      54,254       7,903        -            1,203         -
  Other . . . . . . . . . . . . . . . . . .      33,251       6,608          65           575          28
                                                498,669     149,060       9,626        75,796         144
DEFERRED CREDITS AND OTHER LIABILITIES:
  Deferred income taxes . . . . . . . . . .     354,943     800,934       9,405         2,188        -
  Deferred investment tax credits . . . . .      58,069      72,970       1,247          -           -
  Deferred gain from sale-leaseback . . . .        -        242,700        -             -           -
  Other . . . . . . . . . . . . . . . . . .     119,393      67,591          15         2,177         109
                                                532,405   1,184,195      10,667         4,365         109
COMMITMENTS AND CONTINGENCIES
    TOTAL CAPITALIZATION AND LIABILITIES. .  $3,466,223  $3,203,414  $   67,355  $    120,794  $    2,220

<page10>                                                        Exhibit A-1

                          WESTERN RESOURCES, INC.
                        CONSOLIDATING BALANCE SHEET
                             December 31, 1995
                          (Dollars in Thousands)
                                (Continued)
                                              Westar
                                             Consumer     Western    GSEC and                 Western
                                             Services    Resources     KPL     Eliminating   Resources
                                           Consolidated  Capital I   Funding     Entries    Consolidated
ASSETS
UTILITY PLANT:
  Electric plant in service . . . . . . . . $       -     $          $    -     $      -     $ 5,341,074
  Natural gas plant in service. . . . . . .         -          -          -            -         787,453
                                                    -          -          -            -       6,128,527
  Less - Accumulated depreciation . . . . .         -          -          -            -       1,926,520
                                                    -          -          -            -       4,202,007
  Construction work in progress . . . . . .         -          -          -            -         100,401
  Nuclear fuel (net). . . . . . . . . . . .         -          -          -            -          53,942
     Net utility plant. . . . . . . . . . .         -          -          -            -       4,356,350

OTHER PROPERTY AND INVESTMENTS:
  Net non-utility investments . . . . . . .        2,814       -          -      (1,278,358)      90,044
  Decommissioning trust . . . . . . . . . .         -          -          -            -          25,070
  Other . . . . . . . . . . . . . . . . . .         -          -          -            -           9,225
                                                   2,814       -          -      (1,278,358)     124,339
CURRENT ASSETS:
  Cash and cash equivalents . . . . . . . .           97       -          -            -           2,414
  Accounts receivable and
    unbilled revenues (net) . . . . . . . .          477       -          -            -         257,292
  Accounts receivable - associated companies        -       103,093         11     (142,170)        -
  Notes receivable - associated companies .         -          -          -         (55,300)        -
  Fossil fuel, at average cost. . . . . . .         -          -          -            -          54,742
  Gas stored underground (average cost) . .         -          -          -            -          28,106
  Materials and supplies (average cost) . .         -          -          -            -          57,996
  Prepayments and other current assets. . .            7       -          -            -          20,973
                                                     581    103,093         11     (197,470)     421,523
DEFERRED CHARGES AND OTHER ASSETS:
  Deferred future income taxes. . . . . . .         -          -          -           -          282,476
  Deferred coal contract
    settlement costs. . . . . . . . . . . .         -          -          -           -           27,274
  Phase-in revenues . . . . . . . . . . . .         -          -          -           -           43,861
  Corporate-owned life insurance (net). . .         -          -          -           -           44,143
  Other deferred plant costs. . . . . . . .         -          -          -           -           31,539
  Unamortized debt expense. . . . . . . . .         -          -          -           -           56,681
  Other . . . . . . . . . . . . . . . . . .         -          -          -           -          102,491
                                                    -          -          -           -          588,465

     TOTAL ASSETS . . . . . . . . . . . . . $      3,395  $ 103,093  $      11  $(1,475,828) $ 5,490,677

CAPITALIZATION AND LIABILITIES

CAPITALIZATION. . . . . . . . . . . . . . . $       (485) $ 103,093  $      11  $(1,278,358) $ 3,219,231

CURRENT LIABILITIES:
  Short-term debt . . . . . . . . . . . . .         -          -          -            -         203,450
  Long-term debt due within one year. . . .         -          -          -            -          16,000
  Notes payable - associated companies. . .        3,125       -          -        (158,393)        -
  Accounts payable. . . . . . . . . . . . .          104       -          -            -         149,194
  Accounts payable - associated companies .          788       -          -         (37,598)        -
  Accrued taxes . . . . . . . . . . . . . .         (221)      -          -            -          68,569
  Accrued interest and dividends. . . . . .         -          -          -          (1,203)      62,157
  Other . . . . . . . . . . . . . . . . . .           15       -          -            (276)      40,266
                                                   3,811       -          -        (197,470)     539,636
DEFERRED CREDITS AND OTHER LIABILITIES:
  Deferred income taxes . . . . . . . . . .         -          -          -            -       1,167,470
  Deferred investment tax credits . . . . .         -          -          -            -         132,286
  Deferred gain from sale-leaseback . . . .         -          -          -            -         242,700
  Other . . . . . . . . . . . . . . . . . .           69       -          -            -         189,354
                                                      69       -          -            -       1,731,810
COMMITMENTS AND CONTINGENCIES
    TOTAL CAPITALIZATION AND LIABILITIES. . $      3,395  $ 103,093  $      11  $(1,475,828) $ 5,490,677

<page11>                                                        Exhibit A-1
                          WESTERN RESOURCES, INC.
                    CONSOLIDATING STATEMENT OF INCOME
                       Year Ended December 31, 1995
                          (Dollars in Thousands,
                         except Per Share Amounts)

                                                         Kansas Gas                 Westar       Westar
                                               Western      and                    Capital      Security
                                              Resources   Electric      MCMC     Consolidated   Services
                                                                                 (Exhibit A-2)
OPERATING REVENUES:
  Electric. . . . . . . . . . . . . . . . .  $  522,027  $  623,868  $     -     $       -     $     -
  Natural gas . . . . . . . . . . . . . . .     426,176        -           -             -           -
    Total operating revenues. . . . . . . .     948,203     623,868        -             -           -

OPERATING EXPENSES:
  Fuel used for generation:
    Fossil fuel . . . . . . . . . . . . . .     131,402      80,592        -             -           -
    Nuclear fuel. . . . . . . . . . . . . .        -         19,425        -             -           -
  Power purchased . . . . . . . . . . . . .      11,162       4,577        -             -           -
  Natural gas purchases . . . . . . . . . .     263,790        -           -             -           -
  Other operations. . . . . . . . . . . . .     199,403     117,876        -             -           -
  Maintenance . . . . . . . . . . . . . . .      60,585      48,056        -             -           -
  Depreciation and amortization . . . . . .      77,236      79,679        -             -           -
  Amortization of phase-in revenues . . . .        -         17,545        -             -           -
  Taxes
    Federal income. . . . . . . . . . . . .      21,802      48,330        -             -           -
    State income. . . . . . . . . . . . . .       5,845      12,543        -             -           -
    General . . . . . . . . . . . . . . . .      50,598      46,241        -             -           -
      Total operating expenses. . . . . . .     821,823     474,864        -             -           -

OPERATING INCOME. . . . . . . . . . . . . .     126,380     149,004        -             -           -

OTHER INCOME AND DEDUCTIONS:
  Corporate-owned life insurance (net). . .        -         (2,668)       -             -           -
  Miscellaneous (net) . . . . . . . . . . .      16,830       4,884       1,262           947         (2)
  Equity earnings of subsidiary companies .     112,606        -           -             -           -
  Income taxes (net). . . . . . . . . . . .      (3,958)      9,086        -             -           -
    Total other income and deductions . . .     125,478      11,302       1,262           947         (2)

INCOME BEFORE INTEREST CHARGES. . . . . . .     251,858     160,306       1,262           947         (2)

INTEREST CHARGES:
  Long-term debt. . . . . . . . . . . . . .      48,889      47,073        -             -           -
  Other . . . . . . . . . . . . . . . . . .      22,669       5,190        -             -           -
  Allowance for borrowed funds used during
    construction (credit) . . . . . . . . .      (1,376)     (2,830)       -             -           -
      Total interest charges. . . . . . . .      70,182      49,433        -             -           -

NET INCOME. . . . . . . . . . . . . . . . .     181,676     110,873       1,262           947         (2)

PREFERRED AND PREFERENCE DIVIDENDS. . . . .      13,419        -           -             -           -

EARNINGS APPLICABLE TO COMMON STOCK . . . .  $  168,257  $  110,873  $    1,262  $        947  $      (2)

AVERAGE COMMON SHARES OUTSTANDING . . . . .  62,157,125

EARNINGS PER AVERAGE COMMON
  SHARE OUTSTANDING . . . . . . . . . . . .  $     2,71



<page12>                                                        Exhibit A-1
                          WESTERN RESOURCES, INC.
                    CONSOLIDATING STATEMENT OF INCOME
                       Year Ended December 31, 1995
                          (Dollars in Thousands,
                         except Per Share Amounts)
                                (Continued)
                                               Westar
                                              Consumer     Western    GSEC and                 Western
                                              Services    Resources     KPL     Eliminating   Resources
                                            Consolidated  Capital I   Funding     Entries    Consolidated
OPERATING REVENUES:
  Electric. . . . . . . . . . . . . . . . . $       -     $    -     $    -     $      -     $ 1,145,895
  Natural gas . . . . . . . . . . . . . . .         -          -          -            -         426,176
    Total operating revenues. . . . . . . .         -          -          -            -       1,572,071

OPERATING EXPENSES:
  Fuel used for generation
    Fossil fuel . . . . . . . . . . . . . .         -          -          -            -         211,994
    Nuclear fuel. . . . . . . . . . . . . .         -          -          -            -          19,425
  Power purchased . . . . . . . . . . . . .         -          -          -            -          15,739
  Natural gas purchases . . . . . . . . . .         -          -          -            -         263,790
  Other operations. . . . . . . . . . . . .         -          -          -            -         317,279
  Maintenance . . . . . . . . . . . . . . .         -          -          -            -         108,641
  Depreciation and amortization . . . . . .         -          -          -            -         156,915
  Amortization of phase-in revenues . . . .         -          -          -            -          17,545
  Taxes:
    Federal income. . . . . . . . . . . . .         -          -          -            -          70,132
    State income. . . . . . . . . . . . . .         -          -          -            -          18,388
    General . . . . . . . . . . . . . . . .         -          -          -            -          96,839
      Total operating expenses. . . . . . .         -          -          -            -       1,296,687

OPERATING INCOME. . . . . . . . . . . . . .         -          -          -            -         275,384

OTHER INCOME AND DEDUCTIONS:
  Corporate-owned life insurance (net). . .         -          -          -            -          (2,668)
  Miscellaneous (net) . . . . . . . . . . .         (486)        12       -            -          23,447
  Equity earnings of subsidiary companies .         -          -                   (112,606)         -
  Income taxes (net). . . . . . . . . . . .         -          -          -            -           5,128
    Total other income and deductions . . .         (486)        12       -        (112,606)      25,907

INCOME BEFORE INTEREST CHARGES. . . . . . .         (486)        12       -        (112,606)     301,291

INTEREST CHARGES:
  Long-term debt. . . . . . . . . . . . . .         -          -          -            -          95,962
  Other . . . . . . . . . . . . . . . . . .         -          -          -            -          27,859
  Allowance for borrowed funds used during
    construction (credit) . . . . . . . . .         -          -          -            -          (4,206)
      Total interest charges. . . . . . . .         -          -          -            -         119,615

NET INCOME. . . . . . . . . . . . . . . . .         (486)        12       -        (112,606)     181,676

PREFERRED AND PREFERENCE DIVIDENDS. . . . .         -          -          -            -          13,419

EARNINGS APPLICABLE TO COMMON STOCK . . . . $       (486) $      12  $    -     $  (112,606) $   168,257

AVERAGE COMMON SHARES OUTSTANDING . . . . .                                                   62,157,125

EARNINGS PER AVERAGE COMMON
  SHARE OUTSTANDING . . . . . . . . . . . .                                                  $      2,71

<page13>
                                                                Exhibit A-1
                          WESTERN RESOURCES, INC.
               CONSOLIDATING STATEMENT OF RETAINED EARNINGS
                             December 31, 1995
                          (Dollars in Thousands)

                                                        Kansas Gas                 Westar       Westar
                                              Western      and                    Capital      Security
                                             Resources   Electric      MCMC     Consolidated   Services
                                                                                (Exhibit A-2)

BALANCE AT BEGINNING OF PERIOD. . . . . . . $  498,374  $  159,570  $     -     $      3,544  $     -

ADD:
  Net income. . . . . . . . . . . . . . . .    181,676     110,873       1,262           947          (2)
    Total . . . . . . . . . . . . . . . . .    680,050     270,443       1,262         4,491          (2)

DEDUCT:
Cash dividends:
  Preferred and preference stock. . . . . .     13,419        -           -             -           -
  Common stock. . . . . . . . . . . . . . .    125,763     150,000        -             -           -
    Total . . . . . . . . . . . . . . . . .    139,182     150,000        -             -           -

BALANCE AT END OF PERIOD. . . . . . . . . . $  540,868  $  120,443  $    1,262  $      4,491  $       (2)




                                               Westar
                                              Consumer     Western    GSEC and                 Western
                                              Servies     Resources     KPL     Eliminating    Resources
                                            Consolidated  Capital I   Funding     Entries    Consolidated

BALANCE AT BEGINNING OF PERIOD. . . . . . . $       -     $    -      $ 2,410   $  (165,524)  $  498,374

ADD:
  Net income. . . . . . . . . . . . . . . .         (486)        12       -        (112,606)     181,676
    Total . . . . . . . . . . . . . . . . .         (486)        12      2,410     (278,130)     680,050

DEDUCT:
Cash dividends:
  Preferred and preference stock. . . . . .         -          -          -            -          13,419
  Common stock. . . . . . . . . . . . . . .         -          -          -        (150,000)     125,763
    Total . . . . . . . . . . . . . . . . .         -          -          -        (150,000)     139,182

BALANCE AT END OF PERIOD. . . . . . . . . . $       (486) $      12  $   2,410  $  (128,130)  $  540,868

<page14>
                                                              Exhibit A-2
                          WESTAR CAPITAL, INC.
                       CONSOLIDATING BALANCE SHEET
                            December 31, 1995
                         (Dollars in Thousands)

                                                             Westar       Westar       Westar
                                                Westar      Financial     Limited       Gas
                                                Capital     Services      Partners    Marketing
ASSETS
UTILITY PLANT:
  Electric plant in service . . . . . . . . . $      -     $      -     $      -     $       -
  Natural gas plant in service. . . . . . . .        -            -            -             -
                                                     -            -            -             -
  Less - Accumulated depreciation . . . . . .        -            -            -             -
                                                     -            -            -             -
  Construction work in progress . . . . . . .        -            -            -             -
  Nuclear fuel (net). . . . . . . . . . . . .        -            -            -             -
     Net utility plant. . . . . . . . . . . .        -            -            -             -

OTHER PROPERTY AND INVESTMENTS:
  Net non-utility investments . . . . . . . .      87,892          260        7,417        5,678
  Decommissioning trust . . . . . . . . . . .        -            -            -             -
  Other . . . . . . . . . . . . . . . . . . .          81         -             326          424
                                                   87,973          260        7,743        6,102
CURRENT ASSETS:
  Cash and cash equivalents . . . . . . . . .          90            1           89        1,378
  Accounts receivable and
    unbilled revenues (net) . . . . . . . . .        -            -            -          31,816
  Accounts receivable - associated companies.        -            -            -             -
  Notes receivable - associated companies . .        -            -            -             -
  Fossil fuel, at average cost. . . . . . . .        -            -            -             -
  Gas stored underground (average cost) . . .        -            -            -             -
  Materials and supplies (average cost) . . .        -            -            -             721
  Prepayments and other current assets. . . .         928           22          637       (1,342)
                                                    1,018           23          726       32,573
DEFERRED CHARGES AND OTHER ASSETS:
  Deferred future income taxes. . . . . . . .        -            -            -            -
  Deferred coal contract
    settlement costs. . . . . . . . . . . . .        -            -            -            -
  Phase-in revenues . . . . . . . . . . . . .        -            -            -            -
  Corporate-owned life insurance (net). . . .        -            -            -            -
  Other deferred plant costs. . . . . . . . .        -            -            -            -
  Unamortized debt expense. . . . . . . . . .        -            -            -            -
  Other . . . . . . . . . . . . . . . . . . .        -            -            -            -
                                                     -            -            -            -

     TOTAL ASSETS . . . . . . . . . . . . . . $    88,991  $       283  $     8,469  $    38,675

CAPITALIZATION AND LIABILITIES

CAPITALIZATION. . . . . . . . . . . . . . . . $    40,633  $       236  $     2,514  $     7,130

CURRENT LIABILITIES:
  Short-term debt . . . . . . . . . . . . . .        -            -            -             -
  Long-term debt due within one year. . . . .        -            -            -             -
  Notes payable - associated companies. . . .      43,110         -           5,674        4,086
  Accounts payable. . . . . . . . . . . . . .       3,214         -            -          24,039
  Accounts payable - associated companies . .          43         -            -             -
  Accrued taxes . . . . . . . . . . . . . . .          61         -            -             196
  Accrued interest and dividends. . . . . . .       1,203         -             137          211
  Other . . . . . . . . . . . . . . . . . . .         544           39           94          359
                                                   48,175           39        5,905       28,891
DEFERRED CREDITS AND OTHER LIABILITIES:
  Deferred income taxes . . . . . . . . . . .           1            1           50          866
  Deferred investment tax credits . . . . . .        -            -            -            -
  Deferred gain from sale-leaseback . . . . .        -            -            -            -
  Other . . . . . . . . . . . . . . . . . . .         182            7         -           1,788
                                                      183            8           50        2,654
COMMITMENTS AND CONTINGENCIES
    TOTAL CAPITALIZATION AND LIABILITIES. . . $    88,991  $       283  $     8,469  $    38,675

<page15>
                                                              Exhibit A-2
                          WESTAR CAPITAL, INC.
                       CONSOLIDATING BALANCE SHEET
                            December 31, 1995
                         (Dollars in Thousands)
                               (Continued)

                                                 Westar                      Westar
                                                 Gas Co     Consolidating    Capital
                                              Consolidated     Entries     Consolidated
ASSETS
UTILITY PLANT:
  Electric plant in service . . . . . . . . . $       -     $        -     $       -
  Natural gas plant in service. . . . . . . .         -              -             -
                                                      -              -             -
  Less - Accumulated depreciation . . . . . .         -              -             -
                                                      -              -             -
  Construction work in progress . . . . . . .         -              -             -
  Nuclear fuel (net). . . . . . . . . . . . .         -              -             -
     Net utility plant. . . . . . . . . . . .         -              -             -

OTHER PROPERTY AND INVESTMENTS:
  Net non-utility investments . . . . . . . .       15,882        (32,103)       85,026
  Decommissioning trust . . . . . . . . . . .         -              -             -
  Other . . . . . . . . . . . . . . . . . . .          499             (6)        1,324
                                                    16,381        (32,109)       86,350
CURRENT ASSETS:
  Cash and cash equivalents . . . . . . . . .          122           -            1,680
  Accounts receivable and
    unbilled revenues (net) . . . . . . . . .        1,957           -           33,773
  Accounts receivable - associated companies.         -              -             -
  Notes receivable - associated companies . .         -              -             -
  Fossil fuel, at average cost. . . . . . . .         -              -             -
  Gas stored underground (average cost) . . .         -              -             -
  Materials and supplies (average cost) . . .         -              -              721
  Prepayments and other current assets. . . .          481         (2,456)       (1,730)
                                                     2,560         (2,456)       34,444
DEFERRED CHARGES AND OTHER ASSETS:
  Deferred future income taxes. . . . . . . .         -              -             -
  Deferred coal contract
    settlement costs. . . . . . . . . . . . .         -              -             -
  Phase-in revenues . . . . . . . . . . . . .         -              -             -
  Corporate-owned life insurance (net). . . .         -              -             -
  Other deferred plant costs. . . . . . . . .         -              -             -
  Unamortized debt expense. . . . . . . . . .         -              -             -
  Other . . . . . . . . . . . . . . . . . . .         -              -             -
                                                      -              -             -

     TOTAL ASSETS . . . . . . . . . . . . . . $     18,941  $     (34,565) $    120,794

CAPITALIZATION AND LIABILITIES

CAPITALIZATION. . . . . . . . . . . . . . . . $     12,202  $     (22,082) $     40,633

CURRENT LIABILITIES:
  Short-term debt . . . . . . . . . . . . . .         -              -             -
  Long-term debt due within one year. . . . .         -              -             -
  Notes payable - associated companies. . . .         -            (9,760)       43,110
  Accounts payable. . . . . . . . . . . . . .        1,712           -           28,965
  Accounts payable - associated companies . .         -              -               43
  Accrued taxes . . . . . . . . . . . . . . .        3,320         (1,677)        1,900
  Accrued interest and dividends. . . . . . .           20           (368)        1,203
  Other . . . . . . . . . . . . . . . . . . .           64           (525)          575
                                                     5,116        (12,330)       75,796
DEFERRED CREDITS AND OTHER LIABILITIES:
  Deferred income taxes . . . . . . . . . . .        1,415           (145)        2,188
  Deferred investment tax credits . . . . . .         -              -             -
  Deferred gain from sale-leaseback . . . . .         -              -             -
  Other . . . . . . . . . . . . . . . . . . .          208             (8)        2,177
                                                     1,623           (153)        4,365
COMMITMENTS AND CONTINGENCIES
    TOTAL CAPITALIZATION AND LIABILITIES. . . $     18,941  $     (34,565) $    120,794

<page16>
                                                              Exhibit A-2
                          WESTAR CAPITAL, INC.
                   CONSOLIDATING STATEMENT OF INCOME
                      Year Ended December 31, 1995
                         (Dollars in Thousands,
                        except Per Share Amounts)
                                                             Westar       Westar       Westar
                                                Westar      Financial     Limited       Gas
                                                Capital     Services      Partners    Marketing
OPERATING REVENUES:
  Electric. . . . . . . . . . . . . . . . . . $      -     $      -     $      -     $      -
  Natural gas . . . . . . . . . . . . . . . .        -            -            -            -
    Total operating revenues. . . . . . . . .        -            -            -            -

OPERATING EXPENSES:
  Fuel used for generation:
    Fossil fuel . . . . . . . . . . . . . . .        -            -            -            -
    Nuclear fuel. . . . . . . . . . . . . . .        -            -            -            -
  Power purchased . . . . . . . . . . . . . .        -            -            -            -
  Natural gas purchases . . . . . . . . . . .        -            -            -            -
  Other operations. . . . . . . . . . . . . .        -            -            -            -
  Maintenance . . . . . . . . . . . . . . . .        -            -            -            -
  Depreciation and amortization . . . . . . .        -            -            -            -
  Amortization of phase-in revenues . . . . .        -            -            -            -
  Taxes:
    Federal income. . . . . . . . . . . . . .        -            -            -            -
    State income. . . . . . . . . . . . . . .        -            -            -            -
    General . . . . . . . . . . . . . . . . .        -            -            -            -
      Total operating expenses. . . . . . . .        -            -            -            -

OPERATING INCOME. . . . . . . . . . . . . . .        -            -            -            -

OTHER INCOME AND DEDUCTIONS:
  Corporate-owned life insurance (net). . . .        -            -            -            -
  Gain on sales of Missouri Properties. . . .        -            -            -            -
  Miscellaneous (net) . . . . . . . . . . . .         947          (33)         (26)      (3,665)
  Equity earnings of subsidiary companies . .        -            -            -            -
  Income taxes (net). . . . . . . . . . . . .        -            -            -            -
    Total other income and deductions . . . .         947          (33)         (26)      (3,665)

INCOME BEFORE INTEREST CHARGES. . . . . . . .         947          (33)         (26)      (3,665)

INTEREST CHARGES:
  Long-term debt. . . . . . . . . . . . . . .        -            -            -            -
  Other . . . . . . . . . . . . . . . . . . .        -            -            -            -
  Allowance for borrowed funds used during
    construction (credit) . . . . . . . . . .        -            -            -            -
      Total interest charges. . . . . . . . .        -            -            -            -

NET INCOME. . . . . . . . . . . . . . . . . .         947          (33)         (26)      (3,665)

PREFERRED AND PREFERENCE DIVIDENDS. . . . . .        -            -            -            -

EARNINGS APPLICABLE TO COMMON STOCK . . . . . $       947  $       (33) $       (26) $    (3,665)

<page17>                                                      Exhibit A-2
                          WESTAR CAPITAL, INC.
                   CONSOLIDATING STATEMENT OF INCOME
                      Year Ended December 31, 1995
                         (Dollars in Thousands,
                        except Per Share Amounts)
                               (Continued)
                                                 Westar                      Westar
                                                 Gas Co     Consolidating    Capital
                                              Consolidated     Entries     Consolidated
OPERATING REVENUES:
  Electric. . . . . . . . . . . . . . . . . . $       -     $        -     $       -
  Natural gas . . . . . . . . . . . . . . . .         -              -             -
    Total operating revenues. . . . . . . . .         -              -             -

OPERATING EXPENSES:
  Fuel used for generation:
    Fossil fuel . . . . . . . . . . . . . . .         -              -             -
    Nuclear fuel. . . . . . . . . . . . . . .         -              -             -
  Power purchased . . . . . . . . . . . . . .         -              -             -
  Natural gas purchases . . . . . . . . . . .         -              -             -
  Other operations. . . . . . . . . . . . . .         -              -             -
  Maintenance . . . . . . . . . . . . . . . .         -              -             -
  Depreciation and amortization . . . . . . .         -              -             -
  Amortization of phase-in revenues . . . . .         -              -             -
  Taxes:
    Federal income. . . . . . . . . . . . . .         -              -             -
    State income. . . . . . . . . . . . . . .         -              -             -
    General . . . . . . . . . . . . . . . . .         -              -             -
      Total operating expenses. . . . . . . .         -              -             -

OPERATING INCOME. . . . . . . . . . . . . . .         -              -             -

OTHER INCOME AND DEDUCTIONS:
  Corporate-owned life insurance (net). . . .         -              -             -
  Gain on sales of Missouri Properties. . . .         -              -             -
  Miscellaneous (net) . . . . . . . . . . . .        2,951            773           947
  Equity earnings of subsidiary companies . .         -              -             -
  Income taxes (net). . . . . . . . . . . . .         -              -             -
    Total other income and deductions . . . .        2,951            773           947

INCOME BEFORE INTEREST CHARGES. . . . . . . .        2,951            773           947

INTEREST CHARGES:
  Long-term debt. . . . . . . . . . . . . . .         -              -             -
  Other . . . . . . . . . . . . . . . . . . .         -              -             -
  Allowance for borrowed funds used during
    construction (credit) . . . . . . . . . .         -              -             -
      Total interest charges. . . . . . . . .         -              -             -

NET INCOME. . . . . . . . . . . . . . . . . .        2,951            773           947

PREFERRED AND PREFERENCE DIVIDENDS. . . . . .         -              -             -

EARNINGS AVAILABLE TO COMMON STOCK. . . . . . $      2,951  $         773  $     947

<page18>                                                      Exhibit A-2

                          WESTAR CAPITAL, INC.
              CONSOLIDATING STATEMENT OF RETAINED EARNINGS
                            December 31, 1995
                         (Dollars in Thousands)

                                                             Westar       Westar       Westar
                                                Westar      Financial     Limited       Gas
                                                Capital     Services      Partners    Marketing

BALANCE AT BEGINNING OF PERIOD. . . . . . . . $     3,544  $       267  $    (1,211) $     2,401

ADD:
  Net income. . . . . . . . . . . . . . . . .         947          (33)         (26)      (3,665)
    Total . . . . . . . . . . . . . . . . . .       4,491          234       (1,237)      (1,264)

DEDUCT:
Cash dividends:
  Preferred and preference stock. . . . . . .        -            -            -            -
  Common stock. . . . . . . . . . . . . . . .        -            -            -            -
    Total . . . . . . . . . . . . . . . . . .        -            -            -            -

BALANCE AT END OF PERIOD. . . . . . . . . . . $     4,491  $       234  $    (1,237) $    (1,264)



                                                 Westar                      Westar
                                                 Gas Co     Consolidating    Capital
                                              Consolidated     Entries     Consolidated
BALANCE AT BEGINNING OF PERIOD. . . . . . . . $      4,310  $      (5,767) $      3,544

ADD:
  Net income. . . . . . . . . . . . . . . . .        2,951            773           947
    Total . . . . . . . . . . . . . . . . . .        7,261         (4,994)        4,491

DEDUCT:
Cash dividends:
  Preferred and preference stock. . . . . . .         -              -             -
  Common stock. . . . . . . . . . . . . . . .         -              -             -
    Total . . . . . . . . . . . . . . . . . .         -              -             -

BALANCE AT END OF PERIOD. . . . . . . . . . . $      7,261  $      (4,994) $      4,491


<page19>


                     WESTERN RESOURCES, INC.
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


1.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

      General: The Consolidated Financial Statements of Western Resources, Inc. (the Company) and its wholly-owned subsidiaries, include KPL, a rate-regulated electric and gas division of the Company, Kansas Gas and Electric
Company (KGE), a rate-regulated electric utility and wholly-owned subsidiary of the Company, the Westar companies, non-utility subsidiaries, and Mid Continent Market Center, Inc. (Market Center), a regulated gas transmission service provider. KGE owns 47 percent of Wolf Creek Nuclear Operating Corporation (WCNOC), the operating company for Wolf Creek Generating Station (Wolf Creek). The Company records its proportionate share of all transactions of WCNOC as it does other jointly-owned facilities. All significant intercompany transactions have been eliminated. The operations of non-utility subsidiaries were not material to the Company's overall results of operations.

      The Company is an investor-owned holding company. The Company is engaged principally in the production, purchase, transmission, distribution and sale of electricity and the delivery and sale of natural gas. The Company serves approximately 601,000 electric customers in eastern and central Kansas and approximately 648,000 natural gas customers in Kansas and northeastern Oklahoma. The Company's non-utility subsidiaries which market natural gas primarily to large commercial and industrial customers, provide other energy-related products and services and provide electronic security services.

      The Company prepares its financial statements in conformity with generally accepted accounting principles as applied to regulated public utilities. The accounting and rates of the Company are subject to requirements of the Kansas Corporation Commission (KCC), the Oklahoma Corporation Commission (OCC), and the Federal Energy Regulatory Commission (FERC). The financial statements require management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the balance sheet date and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

      The Company follows the accounting for regulated enterprises prescribed by Statement of Financial Accounting Standards No. 71 "Accounting for the
Effects of Certain Types of Regulations" (SFAS 71). This pronouncement requires deferral of certain costs and obligations based upon approvals received from regulators to permit recovery or require refund of these costs and revenues in future periods. Consequently, the recorded net book value of certain assets and liabilities may be different than that which would otherwise be recorded by unregulated enterprises. On a continuing basis, the Company reviews the continued applicability of SFAS 71 based on the current regulatory and competitive environment. Although recent developments suggest the electric generation industry may become more competitive, the degree to which regulatory oversight of the Company will be lifted and competition will be permitted is uncertain. Currently, there are no proceedings or actions at the KCC to open the Company's electric markets to greater competition. As a result, the Company continues to believe that accounting under SFAS 71 is appropriate. If the Company were to determine that the use of SFAS 71 were no longer appropriate, it would be required to write-off the deferred costs and obligations that represent regulatory assets and
<page20>

liabilities referred to above. It may also be necessary for the Company to reduce the carrying value of a portion of its plant and equipment to the extent that it is expected to become impaired. At this time, it is not possible to estimate the amount of the Company's plant and equipment, if any, that would be considered unrecoverable in such circumstances, as the effect of any future competition on the Company's rates is not clear at this time.

      Utility Plant: Utility plant is stated at cost. For constructed plant, cost includes contracted services, direct labor and materials, indirect charges for engineering, supervision, general and administrative costs, and an allowance for funds used during construction (AFUDC). The AFUDC rate was 6.31% in 1995, 4.08% in 1994, and 4.10% in 1993. The cost of additions to utility plant and replacement units of property are capitalized. Maintenance costs and replacement of minor items of property are charged to expense as incurred. When units of depreciable property are retired, they are removed from the plant accounts and the original cost plus removal charges less salvage are charged to accumulated depreciation.

      In accordance with regulatory decisions made by the KCC, amortization of the acquisition premium of approximately $801 million resulting from the KGE purchase began in August of 1995. The premium is being amortized over 40 years and has been classified as electric plant in service. Accumulated amortization through December 31, 1995 totals $6.7 million.

      In March 1995, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of" (SFAS 121). This Statement imposes stricter criteria for regulatory assets by requiring that such assets be probable of future recovery at each balance sheet date. The Company will adopt this standard on January 1, 1996 and does not expect that adoption will have a material impact on the financial position or results of operations based on the Company's current regulatory structure. This conclusion may change in the future if increases in competition influence regulation and wholesale and retail pricing in the electric industry.

      Depreciation: Depreciation is provided on the straight-line method based on estimated useful lives of property. Composite provisions for book depreciation approximated 2.84% during 1995, 2.87% during 1994, and 3.02% during 1993 of the average original cost of depreciable property. The methods and rates of depreciation used by the Company have not varied materially from the methods and rates which would have been used if the Company were not regulated and not subject to the provisions prescribed by SFAS 71. In the past, the methods and rates have been determined by depreciation studies and approved by the various regulatory bodies. The Company periodically evaluates its depreciation rates considering the past and expected future experience in the operation of its facilities. The
Company has proposed to more rapidly recover the Company's investment in assets of Wolf Creek to reduce the capital costs of Wolf Creek Generating Station to a level more closely paralleling that of fossil-fueled generating facilities. For information regarding such proposal, see Note 4.

      Consolidated Statements of Cash Flows: For purposes of the Consolidated Statements of Cash Flows, the Company considers highly liquid collateralized debt instruments purchased with a maturity of three months or less to be cash equivalents.
<page21>
      Income Taxes: The Company accounts for income taxes in accordance with the provisions of Statement of Financial Accounting Standards No. 109 "Accounting for Income Taxes" (SFAS 109). Under SFAS 109, deferred tax assets and liabilities are recognized based on temporary differences in amounts recorded for financial reporting purposes and their respective tax bases (See Note
12).

      Investment tax credits previously deferred are being amortized to income over the life of the property which gave rise to the credits.

      Revenues: Operating revenues for both electric and natural gas services include estimated amounts for services rendered but unbilled at the end of each year. Unbilled revenues of $66 million and $61 million are recorded as a component of accounts receivable and unbilled revenues (net) on the Consolidated Balance Sheets as of December 31, 1995 and 1994, respectively.

      The Company's recorded reserves for doubtful accounts receivable totaled $4.9 million and $3.4 million at December 31, 1995 and 1994, respectively.

      Investments: The Company records its investment and ownership percentage of earnings or losses of an investee utilizing the equity method of accounting when the Company's ownership interest allows it to exert significant influence over the operations of the investee.

      In December 1995, a non-regulated subsidiary's net assets were exchanged for a 20% equity interest in a corporation supplying gas compression units to natural gas producers. This investment is valued at approximately $56 million, and is included in net non-utility investments on the Consolidated Balance Sheets as of December 31, 1995.

      Debt Issuance and Reacquisition Expense: Debt premium, discount and issuance expenses are amortized over the life of each issue. Under regulatory procedures, debt reacquisition expenses are amortized over the remaining life of the reacquired debt or, if refinanced, the life of the new debt.

      Risk Management: The Company is exposed to price risk from fluctuating natural gas prices resulting from gas marketing activities of a non-regulated subsidiary. This subsidiary utilizes various financial instruments to mitigate much of its exposure to fluctuating market prices of commodities. These financial instruments are designated as hedges and as such, gains or losses associated with these financial instruments are deferred until the commodity being hedged is delivered.

      At December 31, 1995, this subsidiary had entered into natural gas financial instruments with a contractual volume of 11.05 BCF expiring through 2000. The market value of these instruments as of December 31, 1995 was $2.7 million more than the contract value.
<page22>
      Fuel Costs: The cost of nuclear fuel in process of refinement, conversion, enrichment, and fabrication is recorded as an asset at original cost and is amortized to expense based upon the quantity of heat produced for the generation of electricity. The accumulated amortization of nuclear fuel in the reactor at December 31, 1995 and 1994, was $28.5 million and $13.6 million, respectively.

      Cash Surrender Value of Life Insurance Contracts: The following amounts related to corporate-owned life insurance contracts (COLI) are recorded in Corporate-owned Life Insurance (net) on the Consolidated Balance Sheets:

                                                   1995          1994
                                                 (Dollars in Millions)
         Cash surrender value of contracts. . .  $ 479.9       $ 408.9
         Borrowings against contracts . . . . .   (435.8)       (391.9)
                  COLI (net). . . . . . . . . .  $  44.1       $  17.0


         Income is recorded for increases in cash surrender value and net death proceeds. Interest expense is recognized for COLI borrowings except for certain contracts entered into in 1993 and 1992. The net income generated from COLI contracts purchased prior to 1992 including the tax benefit of the interest deduction and premium expenses are recorded as Corporate-owned Life Insurance (net) on the Consolidated Statements of Income. The income from increases in cash surrender value and net death proceeds was $22.7 million in 1995, $15.6 million in 1994, and $19.7 million in 1993. The interest expense deduction taken was $25.4 million for 1995, $21.0 million for 1994, and $11.9 million for 1993.

      The COLI contracts entered into in 1993 and 1992 were established to mitigate the cost of postretirement and postemployment benefits. As approved by the KCC, the Company is using the net income stream generated by these COLI policies to offset the costs of postretirement and postemployment benefits. A significant portion of this income stream relates to the tax deduction currently taken for interest incurred on contract borrowings under these COLI policies. The amount of the interest deduction used to offset these benefits costs was $7.0 million for 1995, $5.8 million for 1994, and $4.5 million for 1993.

      Federal legislation is pending, which, if enacted, may substantially reduce or eliminate the tax deduction for interest on COLI borrowings, and thus reduce a significant portion of the net income stream generated by the COLI contracts (See Note 7).

      Reclassifications: Certain amounts in prior years have been reclassified to conform with classifications used in the current year presentation.


2.  SALES OF MISSOURI NATURAL GAS DISTRIBUTION PROPERTIES

      On January 31, 1994, the Company sold substantially all of its Missouri natural gas distribution properties and operations to Southern Union Company (Southern Union). The Company sold the remaining Missouri properties to United Cities Gas Company (United Cities) on February 28, 1994. The properties sold to Southern Union and United Cities are referred to herein as the "Missouri Properties."

      The portion of the Missouri Properties purchased by Southern Union was sold for $404 million. For information regarding litigation in connection with the
<page23>
sale of the Missouri Properties to Southern Union, see Note 3. United Cities purchased the Company's natural gas distribution system in and around the City of Palmyra, Missouri for $665,000.

      During the first quarter of 1994, the Company recognized a gain of approximately $19.3 million, net of tax, on the sales of the Missouri Properties. As of the respective dates of the sales of the Missouri Properties, the Company ceased recording the results of operations, and removed the assets and liabilities from the Consolidated Balance Sheet related to the Missouri Properties. The gain is reflected in Other Income and Deductions, on the Consolidated Statements of Income.

      The following table reflects the approximate operating revenues and operating income included in the Company's consolidated results for the years ended December 31, 1994 and 1993, and net utility plant at December 31, 1993, related to the Missouri Properties:

                                     1994                  1993
                                       Percent               Percent
                                       of Total              of Total
                               Amount  Company       Amount  Company
                                 (Dollars in Thousands, Unaudited)
  Operating revenues. . . .   $ 77,008    4.8%      $349,749   18.3%
  Operating income. . . . .      4,997    1.9%        20,748    7.1%
  Net utility plant . . . .       -        -         296,039    6.6%

      Separate audited financial information was not kept by the Company for the Missouri Properties. This unaudited financial information is based on assumptions and allocations of expenses of the Company as a whole.


3.  LEGAL PROCEEDINGS

      On June 1, 1994, Southern Union filed an action against the Company, The Bishop Group, Ltd., and other entities affiliated with The Bishop Group, alleging, among other things, breach of the Missouri Properties sale agreement relating to certain gas supply contracts between the Company and various Bishop entities. Southern Union assumed these contracts upon the sale of the Missouri Properties and requested unspecified monetary damages as well as declaratory relief. On August 1, 1994, the Company filed its answer and counterclaim denying all claims asserted against it by Southern Union including claims related to the purchase price of the Missouri Properties.
The disputed purchase price adjustments were submitted to an arbitrator in February 1995. Based on the decision of the arbitrator rendered in April 1995, Southern Union paid the Company $3.6 million including interest. For additional information regarding the sales of the Missouri Properties, see
Note 2.

         In April, 1995, Southern Union filed its amended complaint against the Company, alleging a variety of new theories in support of its revised damage claims. Southern Union now claims that it has overpaid the Company from between $38 to $53 million dollars for the Missouri Properties. The Company has filed its amended answer denying each and every claim made by Southern Union in its amended complaint. The Company has filed motions for summary judgment against the amended complaint. The resolution of this matter is not expected to have a material adverse impact on the Company.

         On August 15, 1994, the Bishop entities filed an answer and claims against Southern Union and the Company alleging, among other things, breach of those certain

<page24>
gas supply contracts. The Bishop entities claimed damages up to $270 million against the Company and Southern Union. On March 1, 1995 this litigation between the Company and the Bishop entities was jointly dismissed with prejudice and the parties exchanged mutual releases of any and all claims. The gas supply contracts at issue in the above litigation were canceled.

         The agreements between the Company and the Bishop entities resolved disputes between them in regulatory proceedings before the KCC, the Missouri Public Service Commission, and the FERC.

         Subject to the approval of the KCC, the Company has entered into five new gas supply contracts with certain Bishop entities which are currently regulated by the KCC. A contested hearing was held for the approval of those contracts. While the case was under consideration by the KCC, the FERC issued an order under which it extended jurisdiction over the Bishop entities. On November 3, 1995, the KCC stayed its consideration of the contracts between the Company and the Bishop entities until the FERC takes final appealable action on its assertion of jurisdiction over the Bishop entities. The settlement of the parties' disputes is not contingent upon the KCC's approval of these contracts.

      The Company and its subsidiaries are involved in various other legal, environmental, and regulatory proceedings. Management believes that adequate provision has been made within the Consolidated Financial Statements for these other matters and accordingly believes their ultimate dispositions will not have a material adverse effect upon the Company's overall financial position or results of operations.


4.  RATE MATTERS AND REGULATION

      The Company, under rate orders from the KCC, OCC, and FERC, recovers increases in fuel and natural gas costs through fuel adjustment clauses for wholesale and certain retail electric customers and various purchased gas adjustment clauses (PGA) for natural gas customers. The KCC and the OCC require the annual difference between actual gas cost incurred and cost recovered through the application of the PGA be deferred and amortized through rates in subsequent periods.

      KCC Rate Proceedings: On August 17, 1995, the Company filed with the KCC a request to more rapidly recover its investment in its assets of Wolf Creek over the next seven years. If the request is granted, depreciation expense for Wolf Creek will increase by approximately $50 million for each of the next seven years. As a result of this proposal, the Company will also seek to reduce electric rates for KGE customers by approximately $9 million annually for the same seven year period based upon this accelerated depreciation expense.

      The request also reduces the annual depreciation expense by approximately $11 million for electric transmission, distribution and certain generating plant assets to reflect the effect of increasing useful lives of these properties. Hearings before the KCC on the depreciation changes and voluntary rate reductions are expected to occur in May 1996.

      In addition, the Company filed a $36 million annual rate increase request for its Kansas natural gas properties. The increase is being sought to recover costs associated with its service line replacement program as well as other increased operating costs (See discussion below regarding KCC order issued on January 24, 1992). <page25>
On January 26, 1996, the KCC staff submitted testimony related to this rate increase recommending an increase of current gas rates of approximately $34 million annually. Management believes its initial request of approximately
$36 million is reasonable. The ultimate decision related to the Company's request resides with the KCC. Hearings before the KCC on the gas rate increase proposal are scheduled to begin February 12, 1996, with approval of new permanent rates expected to become effective in April 1996.

         On June 30, 1995, the KCC granted a certificate authorizing the business operations of the Market Center. The Market Center, which began operations on July 1, 1995, provides natural gas transportation, storage, and gathering services, as well as balancing, and title transfer capability.
The Company transferred certain natural gas transmission assets having a net book value of approximately $50 million to the Market Center.

      On January 24, 1992, the KCC issued an order allowing the Company to continue the deferral of service line replacement program costs incurred since January 1, 1992, including depreciation, property taxes, and carrying costs for recovery in the next general rate case. At December 31, 1995, approximately $14.2 million of these deferrals have been included in Deferred Charges and Other Assets, Other, on the Consolidated Balance Sheet.

      Tight Sands: In December 1991 the KCC, and the OCC approved agreements authorizing the Company to refund to customers approximately $40 million of the proceeds of the Tight Sands antitrust litigation settlement to be collected on behalf of Western Resources' natural gas customers. To secure the refund of settlement proceeds, the Commissions authorized the establishment of an independently administered trust to collect and maintain cash receipts received under Tight Sands settlement agreements and provide for the refunds made. The trust has a term of ten years.

      Rate Stabilization Plan: In 1988, the KCC ordered the accrual of phase-in revenues to be discontinued by KGE effective December 31, 1988. KGE began amortizing the phase-in revenue asset on a straight-line basis over 9 1/2 years beginning January 1, 1989. At December 31, 1995, approximately $44 million of deferred phase-in revenues remain to be recovered.

      Coal Contract Settlements: In March 1990, the KCC issued an order allowing KGE to defer its share of a 1989 coal contract settlement with the Pittsburg and Midway Coal Mining Company amounting to $22.5 million. This amount was recorded as a deferred charge and is included in Deferred Charges and Other Assets on the Consolidated Balance Sheet. The settlement resulted in the termination of a long-term coal contract. The KCC permitted KGE to recover this settlement as follows: 76 percent of the settlement plus a return over the remaining term of the terminated contract (through 2002) and 24 percent to be amortized to expense with a deferred return equivalent to the carrying cost of the asset.

      In February 1991, KGE paid $8.5 million to settle a coal contract lawsuit with AMAX Coal Company and recorded the payment as a deferred charge in Deferred Charges and Other Assets on the Consolidated Balance Sheet. The KCC approved the recovery of the settlement plus a return, equivalent to the carrying cost of the asset, over the remaining term of the terminated contract (through 1996).


5.  SHORT-TERM DEBT

      The Company's short-term financing requirements are satisfied, through the sale of

<page26>
commercial paper, short-term bank loans and borrowings under unsecured lines of credit maintained with banks. Information concerning these arrangements for the years ended December 31, 1995, 1994, and 1993, is set forth below:

Year Ended December 31,              1995           1994           1993
                                            (Dollars in Thousands)
Lines of credit at year end. . . . $121,075       $145,000       $145,000
Short-term debt out-
  standing at year end . . . . . .  203,450        308,200        440,895
Weighted average interest rate
  on debt outstanding at year
  end (including fees) . . . . . .     6.02%          6.25%          3.67%
Maximum amount of short-
  term debt outstanding during
  the period. . . .. . . . . . . . $355,615       $485,395       $443,895
Monthly average short-term debt. .  301,871        214,180        347,278
Weighted daily average interest
  rates during the year
  (including fees) . . . . . . . .     6.15%          4.63%          3.44%


      In connection with the above arrangements, the Company has agreed to pay certain fees to the banks. Available lines of credit and the unused portion of the revolving credit facility are utilized to support the Company's outstanding short-term debt.


6.  COMMITMENTS AND CONTINGENCIES

      As part of its ongoing operations and construction program, the Company has commitments under purchase orders and contracts which have an unexpended balance of approximately $92 million at December 31, 1995. Approximately $20 million is attributable to modifications to upgrade the three turbines at Jeffrey Energy Center to be completed by December 31, 1998.

      In January 1994, the Company entered into an agreement with Oklahoma Municipal Power Authority (OMPA). Under the agreement, the Company received a prepayment of approximately $41 million for which the Company will provide capacity and transmission services to OMPA through the year 2013.
<page27>
      Investment: On December 22, 1995 the Company entered into Stock Purchase and Equity Agreements with another corporation to acquire up to 30.8 million common shares of ADT Limited (ADT). ADT's principal business is providing electronic security services. On January 26, 1996, the Company purchased
15.4 million of such ADT common shares for $215.6 million ($14 per share).
The Company has an option to purchase the remaining 15.4 million common shares held by the corporation through May 1997 at the higher of $14 per share or the market price as defined.

      The selling corporation has granted the Company an irrevocable voting proxy with respect to the option shares during the option period. The shares purchased and the option shares represent approximately 24% of ADT's common equity. The Company intends to account for its investment in ADT using the equity method of accounting.

      Manufactured Gas Sites: The Company has been associated with 15 former manufactured gas sites located in Kansas which may contain coal tar and other potentially harmful materials. The Company and the Kansas Department of Health and Environment (KDHE) entered into a consent agreement governing all future work at the 15 sites. The terms of the consent agreement will allow the Company to investigate these sites and set remediation priorities based upon the results of the investigations and risk analysis. The prioritized sites will be investigated over a 10 year period. The agreement will allow the Company to set mutual objectives with the KDHE in order to expedite effective response activities and to control costs and environmental impact. The costs incurred for site investigation and risk assessment in 1995 and 1994 were minimal. The Company is aware of other Midwestern utilities which have incurred remediation costs ranging between $500,000 and $10 million per site. The KCC has permitted another Kansas utility to recover its remediation costs through rates. To the extent that such remediation costs are not recovered through rates, the costs could be material to the Company's financial position or results of operations depending on the degree of remediation required and number of years over which the remediation must be completed.

      Superfund Sites: The Company is one of numerous potentially responsible parties at a groundwater contamination site in Wichita, Kansas (Wichita site) which is listed by the EPA as a Superfund site. The Company has previously been associated with other Superfund sites of which the Company's liability has been classified as de minimis and any potential obligations have been settled at minimal cost. In 1994, the Company settled Superfund obligations at three sites for a total of $57,500. The Company's obligation at the Wichita site appears to be limited based on this experience. In the opinion of the Company's management, the resolution of this matter is not expected to have a material impact on the Company's financial position or results of operations.

      Clean Air Act: The Clean Air Act Amendments of 1990 (the Act) require a two-phase reduction in certain emissions. To meet the monitoring and reporting requirements under the acid rain program, the Company installed continuous monitoring and reporting equipment at a total cost of approximately $10 million from 1993 through 1995. The Company does not expect additional equipment acquisitions or other material expenditures to be needed to meet Phase II SO2 requirements.

      Other Environmental Matters: As part of the sale of the Company's Missouri Properties to Southern Union, Southern Union assumed responsibility for any environmental matters related to the Missouri Properties. The Company may be liable for up to a maximum of $7.5 million for 15 years after the date of the sale under a sharing arrangement with Southern Union for environmental matters pending or discovered within the two year period ended January 31, 1996.


<page28>
      Decommissioning: The company accrues decommissioning costs over the expected life of the Wolf Creek generating facility. The accrual is based on estimated unrecovered decommissioning costs which consider inflation over the remaining estimated life of the generating facility and are net of expected earnings on amounts recovered from customers and deposited in an external trust fund.

      On June 9, 1994, the KCC issued an order approving the estimated decommissioning costs as determined by a 1993 Wolf Creek Decommissioning Cost Study to be recovered in rates. The cost study estimated the Company's share of decommissioning costs to be $595 million or approximately $174 million in 1993 dollars. The decommissioning costs are currently expected to be incurred during the period 2025 through 2033. These costs were calculated using an assumed inflation rate of 3.45% and an average after tax expected return on trust fund assets of 5.9%. Decommissioning costs are being charged to operating expenses in accordance with the KCC order. Amounts expensed approximated $3.6 million in 1995 and will increase annually to $5.5 million in 2024.

         The Company's investment in the decommissioning fund, including reinvested earnings approximated $25.0 million and $16.9 million at December 31, 1995 and December 31, 1994, respectively. Trust fund earnings accumulate in the fund balance and increase the recorded decommissioning liability. These amounts are reflected in Decommissioning Trust, and the related liability is included in Deferred Credits and Other Liabilities, Other, on the Consolidated Balance Sheets.

      The staff of the SEC has questioned certain current accounting practices used by nuclear electric generating station owners regarding the recognition, measurement and classification of decommissioning costs for nuclear electric generating stations. In response to these questions, the Financial Accounting Standards Board (FASB) is expected to issue new accounting standards for removal costs, including decommissioning in 1996. If current electric utility industry accounting practices for such decommissioning costs are changed: (1) annual decommissioning expenses could increase, (2) the estimated present value of decommissioning costs could be recorded as a liability rather than as accumulated depreciation, and (3) trust fund income from the external decommissioning trusts could be reported as investment
income rather than as a reduction to decommissioning expense.   When revised
accounting guidance is issued, the Company will also have to evaluate its effect on accounting for removal costs of other long-lived assets. At this time, the Company is not able to predict what effect such changes would have on results of operations, financial position, or related regulatory practices until the final issuance of revised accounting guidance.

      The Company carries premature decommissioning insurance which has several restrictions. One of these is that it can only be used if Wolf Creek incurs an accident exceeding $500 million in expenses to safely stabilize the reactor, to decontaminate the reactor and reactor station site in accordance with a plan approved by the Nuclear Regulatory Commission (NRC), and to pay for on-site property damages. This decommissioning insurance will only be available if the insurance funds are not needed to implement the NRC-approved plan for stabilization and decontamination.


      Nuclear Insurance: The Price-Anderson Act limits the combined public liability of the owners of nuclear power plants to $8.9 billion for a single nuclear incident. If this liability limitation is insufficient, the U.S. Congress will consider taking whatever action is necessary to compensate the public for valid claims. The Wolf Creek owners (Owners) have purchased the maximum available private insurance of $200 million and the balance is provided by an assessment plan mandated by the NRC. Under

<page29>
this plan, the Owners are jointly and severally subject to a retrospective assessment of up to $79.3 million ($37.3 million, Company's share) in the event there is a major nuclear incident involving any of the nation's licensed reactors. This assessment is subject to an inflation adjustment based on the Consumer Price Index and applicable premium taxes. There is a limitation of $10 million ($4.7 million, Company's share) in retrospective assessments per incident, per year.

      The Owners carry decontamination liability, premature decommissioning liability, and property damage insurance for Wolf Creek totaling approximately $2.8 billion ($1.3 billion, Company's share). This insurance is provided by a combination of "nuclear insurance pools" ($500 million) and Nuclear Electric Insurance Limited (NEIL) ($2.3 billion). In the event of an accident, insurance proceeds must first be used for reactor stabilization and site decontamination. The Company's share of any remaining proceeds can be used for property damage or premature decommissioning costs up to $1.3 billion (Company's share). Premature decommissioning insurance cost recovery is excess of funds previously collected for decommissioning (as discussed under "Decommissioning").

      The Owners also carry additional insurance with NEIL to cover costs of replacement power and other extra expenses incurred during a prolonged outage resulting from accidental property damage at Wolf Creek. If losses incurred at any of the nuclear plants insured under the NEIL policies exceed premiums, reserves, and other NEIL resources, the Company may be subject to retrospective assessments under the current policies of approximately $11 million.

         Although the Company maintains various insurance policies to provide coverage for potential losses and liabilities resulting from an accident or an extended outage, the Company's insurance coverage may not be adequate to cover the costs that could result from a catastrophic accident or extended outage at Wolf Creek. Any substantial losses not covered by insurance, to the extent not recoverable through rates, would have a material adverse effect on the Company's financial condition and results of operations.

      Fuel Commitments: To supply a portion of the fuel requirements for its generating plants, the Company has entered into various commitments to obtain nuclear fuel and coal. Some of these contracts contain provisions for price escalation and minimum purchase commitments. At December 31, 1995, WCNOC's nuclear fuel commitments (Company's share) were approximately $15.3 million for uranium concentrates expiring at various times through 2001, $120.8 million for enrichment expiring at various times through 2014, and $72.7 million for fabrication through 2025. At December 31, 1995, the Company's coal contract commitments in 1995 dollars under the remaining terms of the contracts were approximately $2.5 billion. The largest coal contract expires in 2020, with the remaining coal contracts expiring at various times through 2013.

      Energy Act: As part of the 1992 Energy Policy Act, a special assessment is being collected from utilities for a uranium enrichment, decontamination, and decommissioning fund. The Company's portion of the assessment for Wolf Creek is approximately $7 million, payable over 15 years. Management expects such costs to be recovered through the ratemaking process.


7.  EMPLOYEE BENEFIT PLANS

      Pension: The Company maintains qualified noncontributory defined benefit pension plans covering substantially all employees. Pension benefits are based on years of

<page30>
service and the employee's compensation during the five highest paid consecutive years out of ten before retirement. The Company's policy is to fund pension costs accrued, subject to limitations set by the Employee Retirement Income Security Act of 1974 and the Internal Revenue Code.

      Salary Continuation: The Company maintains a non-qualified Executive Salary Continuation Program for the benefit of certain management employees, including executive officers.

      The following tables provide information on the components of pension and salary continuation costs under Statement of Financial Accounting Standards
No. 87 "Employers' Accounting for Pension Plans" (SFAS 87), funded status and actuarial assumptions for the Company:


Year Ended December 31,                1995          1994        1993
                                          (Dollars in Thousands)
SFAS 87 Expense:
  Service cost. . . . . . . . . .    $ 11,059     $ 10,197     $  9,778
  Interest cost on projected
    benefit obligation. . . . . .      32,416       29,734       35,688
  (Gain) loss on plan assets. . .    (102,731)       7,351      (64,113)
  Deferred investment gain (loss)      70,810      (38,457)      29,190
  Net amortization. . . . . . . .       1,132          245         (669)
      Net expense . . . . . . . .    $ 12,686     $  9,070     $  9,874


December 31,                           1995         1994         1993
                                          (Dollars in Thousands)
Reconciliation of Funded Status:
  Actuarial present value of
    benefit obligations:
      Vested . . . . . . . . . . .   $331,027     $278,545     $353,023
      Non-vested . . . . . . . . .     21,775       19,132       26,983
        Total. . . . . . . . . . .   $352,802     $297,677     $380,006
Plan assets (principally debt
  and equity securities) at
  fair value . . . . . . . . . . .   $444,608     $375,521     $490,339
Projected benefit obligation . . .    456,707      378,146      468,996
Funded status. . . . . . . . . . .    (12,099)      (2,625)      21,343
Unrecognized transition asset. . .       (527)      (2,205)      (2,756)
Unrecognized prior service costs .     57,087       47,796       64,217
Unrecognized net gain. . . . . . .    (75,312)     (56,079)    (108,783)
  Accrued liability. . . . . . . .   $(30,851)    $(13,113)    $(25,979)


Year Ended December 31,               1995           1994         1993
Actuarial Assumptions:
  Discount rate. . . . . . . . . .       7.5%      8.0-8.5%    7.0-7.75%
  Annual salary increase rate. . .      4.75%          5.0%         5.0%
  Long-term rate of return . . . .   8.5-9.0%      8.0-8.5%     8.0-8.5%

      Postretirement: The Company adopted the provisions of Statement of Financial Accounting Standards No. 106 "Employers' Accounting for
Postretirement Benefits Other Than Pensions" (SFAS 106) in the first quarter of 1993. This statement requires the

<page31>
accrual of postretirement benefits other than pensions, primarily medical benefit costs, during the years an employee provides service.

      Based on actuarial projections and adoption of the transition method of implementation which allows a 20-year amortization of the accumulated benefit obligation, postretirement benefits expenses approximated $15.0 million and $12.4 million for 1995 and 1994, respectively. The Company's total postretirement benefit obligation approximated $123.2 million and $114.6 million at December 31, 1995 and 1994 respectively. In addition, the Company received an order from the KCC permitting the initial deferral of SFAS 106 expense in excess of amounts previously recognized. To mitigate the impact incremental SFAS 106 expense will have on rate increases, the Company will include in the future computation of cost of service the actual postretirement benefits expenses and an income stream generated from COLI contracts purchased in 1993 and 1992. To the extent postretirement benefits expenses exceed income from the COLI program, this excess is being deferred (in accordance with the provisions of the FASB Emerging Issues Task Force Issue No. 92-12) and will be offset by income generated through the deferral period by the COLI program. Because these expenses were deferred, there was no effect on the results of continuing operations in 1995. At December 31, 1995, approximately $25.3 million of postretirement expenses had been deferred pursuant to the KCC order. Pending federal legislation may substantially reduce or eliminate tax benefits associated with COLI contracts. If this legislation is enacted or should the income stream generated by the COLI program not be sufficient to offset postretirement benefit costs on an accrual basis, the KCC order allows the Company to seek recovery of such deficit through the ratemaking process. Regulatory precedents established by the KCC generally permit the accrual costs of postretirement benefits to be recovered in rates.

      The following table summarizes the status of the Company's postretirement benefit plans for financial statement purposes and the related amounts included in the Consolidated Balance Sheets:

    December 31,                                         1995         1994
                                                       (Dollars in Thousands)
    Reconciliation of Funded Status:
      Actuarial present value of postretirement
      benefit obligations:
        Retirees. . . . . . . . . . . . . . . . . . .   $ 81,402     $ 68,570
        Active employees fully eligible . . . . . . .      7,645       13,549
        Active employees not fully eligible . . . . .     34,144       32,484
          Total . . . . . . . . . . . . . . . . . . .    123,191      114,603
    Fair value of plan assets. . . . . . . . . . . .          46         -
     Funded Status . . . . . . . . . . . . . . . . . .    123,145     114,603
    Unrecognized prior service cost . . . . . . . . .      8,900        9,391
    Unrecognized transition obligation. . . . . . . .   (111,443)    (117,967)
    Unrecognized net gain . . . . . . . . . . . . . .      7,271       14,489
    Accrued post-retirement benefit costs . . . . . .   $ 27,873     $ 20,516


    Year Ended December 31,                              1995         1994
    Actuarial Assumptions:
      Discount rate . . . . . . . . . . . . . . . . .      7.5  %   8.0-8.5 %
      Annual salary increase rate . . . . . . . . . .      4.75 %       5.0 %
      Expected rate of return . . . . . . . . . . . .       N/A         8.5 %

      For measurement purposes, an annual health care cost growth rate of 11% was assumed

<page32>
for 1995, decreasing 1% per year to 5% in 2001 and thereafter. The health care cost trend rate has a significant effect on the projected benefit obligation. Increasing the trend rate by 1% each year would increase the present value of the accumulated projected benefit obligation by $4.3 million and the aggregate of the service and interest cost components by $0.4 million.

      Postemployment: The Company adopted Statement of Financial Accounting Standards No. 112 "Employers' Accounting for Postemployment Benefits" (SFAS
112) in the first quarter of 1994, which established accounting and reporting standards for postemployment benefits. The statement requires the Company to recognize the liability to provide postemployment benefits when the liability has been incurred. The Company received an order from the KCC permitting the initial deferral of SFAS 112 expense. To mitigate the impact SFAS 112 expense will have on rate increases, the Company will include in the future computation of cost of service the actual SFAS 112 transition costs and expenses and an income stream generated from COLI contracts purchased in 1993 and 1992. At December 31, 1995 approximately $8.3 million of postemployment expenses had been deferred pursuant to the KCC order. Pending federal legislation may substantially reduce or eliminate tax benefits associated with COLI contracts. If this legislation is enacted or should the income stream generated by the COLI program not be sufficient to offset postemployment benefit costs on an accrual basis, the KCC order allows the Company to seek recovery of such deficit through the ratemaking process. Regulatory precedents established by the KCC generally permit the accrual costs of postemployment benefits to be removed in rates. The 1995 and 1994 expense under SFAS 112 was approximately $3.6 million and $2.7 million, respectively. At December 31, 1995 and 1994, the Company's SFAS 112 liability recorded on the Consolidated Balance Sheets was approximately $8.7 million and $8.4 million, respectively.

      Savings: The Company maintains savings plans in which substantially all employees participate. The Company matches employees' contributions up to specified maximum limits. The funds of the plans are deposited with a trustee and invested at each employee's option in one or more investment funds, including a Company stock fund. The Company's contributions were $5.1 million, $5.1 million, and $5.8 million for 1995, 1994, and 1993, respectively.


8.  JOINT OWNERSHIP OF UTILITY PLANTS

                        Company's Ownership at December 31, 1995
                    In-Service   Invest-    Accumulated   Net  Per-
                       Dates      ment      Depreciation  (MW) cent
                                (Dollars in Thousands)
La Cygne 1 (a)      Jun  1973  $ 155,566    $    99,133   341  50
Jeffrey  1 (b)      Jul  1978    285,357        116,771   587  84
Jeffrey  2 (b)      May  1980    289,443        109,858   617  84
Jeffrey  3 (b)      May  1983    389,157        143,862   591  84
Wolf Creek (c)      Sep  1985  1,371,878        335,941   548  47

(a)  Jointly owned with Kansas City Power & Light Company (KCPL)
(b)  Jointly owned with UtiliCorp United Inc.
(c)  Jointly owned with KCPL and Kansas Electric Power Cooperative, Inc.

      Amounts and capacity represent the Company's share. The Company's share of operating expenses of the plants in service above, as well as such expenses for a 50 percent undivided interest in La Cygne 2 (representing 335 MW capacity) sold and leased back

<page33>
to the Company in 1987, are included in operating expenses on the Consolidated Statements of Income. The Company's share of other transactions associated with the plants is included in the appropriate classification in the Company's Consolidated Financial Statements.


9.  LEASES

      At December 31, 1995, the Company had leases covering various property and equipment. Certain lease agreements in 1994 and 1993 met the criteria, as set forth in Statement of Financial Accounting Standards No. 13, "Accounting for Leases", for classification as capital leases. Capital lease payments were $3.0 million and $3.3 million in 1994 and 1993, respectively. At
December 31, 1995, the Company had no capital leases.

      Rental payments for operating leases and estimated rental commitments are as follows:

                                             Operating
        Year Ended December 31,                Leases
                                        (Dollars in Thousands)
        1993                                   55,011
        1994                                   55,076
        1995                                   63,353
        Future Commitments:
        1996                                   55,992
        1997                                   49,892
        1998                                   45,069
        1999                                   41,882
        2000                                   41,292
        Thereafter                            721,744
          Total                              $955,871

      In 1987, KGE sold and leased back its 50 percent undivided interest in the La Cygne 2 generating unit. The La Cygne 2 lease has an initial term of 29 years, with various options to renew the lease or repurchase the 50 percent undivided interest. KGE remains responsible for its share of operation and
<page34>
maintenance costs and other related operating costs of La Cygne 2. The lease is an operating lease for financial reporting purposes.

      As permitted under the La Cygne 2 lease agreement, the Company in 1992 requested the Trustee Lessor to refinance $341.1 million of secured facility bonds of the Trustee and owner of La Cygne 2. The transaction was requested to reduce recurring future net lease expense. In connection with the refinancing on September 29, 1992, a one-time payment of approximately $27 million was made by the Company which has been deferred and is being amortized over the remaining life of the lease and included in operating expense as part of the future lease expense. At December 31, 1995, approximately $23.7 million of this deferral remained on the Consolidated Balance Sheet.

      Future minimum annual lease payments, included in the table above, required under the La Cygne 2 lease agreement are approximately $34.6 million for each year through 2000 and $646 million over the remainder of the lease.

      The gain of approximately $322 million realized at the date of the sale of La Cygne 2 has been deferred for financial reporting purposes, and is being amortized ($9.6 million per year) over the initial lease term in proportion to the related lease expense. KGE's lease expense, net of amortization of the deferred gain and a one-time payment, was approximately $22.5 million for 1995, 1994, and 1993.


10.  LONG-TERM DEBT

      The amount of first mortgage bonds authorized by the Western Resources Mortgage and Deed of Trust, dated July 1, 1939, as supplemented, is unlimited. The amount of first mortgage bonds authorized by the KGE Mortgage and Deed of Trust, dated April 1, 1940, as supplemented, is limited to a maximum of $2 billion. Amounts of additional bonds which may be issued are subject to property, earnings, and certain restrictive provisions of each Mortgage.

      Debt discount and expenses are being amortized over the remaining lives of each issue. The Western Resources and KGE improvement and maintenance fund requirements for certain first mortgage bond series can be met by bonding additional property. With the retirement of certain Western Resources and KGE pollution control series bonds, there are no longer any bond sinking fund requirements. During 1996, $16 million of bonds will mature. $125 million of bonds will mature in 1999 and $75 million of bonds will mature in 2000.

      In January 1993, the Company renegotiated its $600 million bank term loan and revolving credit facility used to finance the Merger into a $350 million revolving credit facility, secured by KGE common stock. On October 5, 1994, the Company extended the term of this facility to expire on October 5, 1999. The unused portion of the revolving credit facility may be used to provide support for outstanding short-term debt. At December 31, 1995, there was $50 million outstanding under the facility.
<page35>
Long-term debt outstanding at December 31, 1995 and 1994, was as follows:

                                                     1995           1994
                                                   (Dollars in Thousands)
   Western Resources
   First mortgage bond series:
     7 1/4% due 1999. . . . . . . . . . . . .      125,000        125,000
     8 7/8% due 2000. . . . . . . . . . . . .       75,000         75,000
     7 1/4% due 2002. . . . . . . . . . . . .      100,000        100,000
     8 1/2% due 2022. . . . . . . . . . . . .      125,000        125,000
     7.65%  due 2023. . . . . . . . . . . . .      100,000        100,000
                                                   525,000        525,000
   Pollution control bond series:
     Variable due 2032 (1). . . . . . . . . .       45,000         45,000
     Variable due 2032 (2). . . . . . . . . .       30,500         30,500
     6%     due 2033. . . . . . . . . . . . .       58,420         58,500
                                                   133,920        134,000
   KGE
   First mortgage bond series:
     5 5/8% due 1996. . . . . . . . . . . . .       16,000         16,000
     7.60 % due 2003. . . . . . . . . . . . .      135,000        135,000
     6 1/2% due 2005. . . . . . . . . . . . .       65,000         65,000
     6.20 % due 2006. . . . . . . . . . . . .      100,000        100,000
                                                   316,000        316,000
   Pollution control bond series:
     5.10 % due 2023. . . . . . . . . . . . .       13,957         13,982
     Variable due 2027 (3). . . . . . . . . .       21,940         21,940
     7.0  % due 2031. . . . . . . . . . . . .      327,500        327,500
     Variable due 2032 (4). . . . . . . . . .       14,500         14,500
     Variable due 2032 (5). . . . . . . . . .       10,000         10,000
                                                   387,897        387,922

 Revolving Credit Agreement                         50,000           -

      Less:
     Unamortized debt discount. . . . . . . .        5,554          5,814
     Long-term debt due within one year . . .       16,000             80
                                                $1,391,263     $1,357,028

   Rates at December 31, 1995:  (1) 4.05%, (2) 4.049%, (3) 4.00%,
   (4) 3.925% and (5) 4.00%

11.  COMMON STOCK, PREFERRED STOCK, PREFERENCE STOCK,
     AND OTHER MANDATORILY REDEEMABLE SECURITIES

      The Company's Restated Articles of Incorporation, as amended, provides for 85,000,000 authorized shares of common stock. At December 31, 1995, 62,855,961 shares were outstanding.

      The Company has a Dividend Reinvestment and Stock Purchase Plan (DRIP). Shares issued under the DRIP may be either original issue shares or shares purchased on the open market. At December 31, 1995, 3,017,627 shares were available under the DRIP registration statement.
<page36>
      Not subject to mandatory redemption: The cumulative preferred stock is redeemable in whole or in part on 30 to 60 days notice at the option of the Company.

      Subject to mandatory redemption: The mandatory sinking fund provisions of the 8.50% Series preference stock require the Company to redeem 50,000 shares annually beginning on July 1, 1997, at $100 per share. The Company may, at its option, redeem up to an additional 50,000 shares on each July 1, at $100 per share. The 8.50% Series also is redeemable in whole or in part, at the option of the Company, subject to certain restrictions on refunding, at a redemption price of $106.23, $105.67, and $105.10 per share beginning July 1, 1995, 1996 and 1997, respectively.

      The mandatory sinking fund provisions of the 7.58% Series preference stock require the Company to redeem 25,000 shares annually beginning on April 1, 2002, and each April 1 through 2006 and the remaining shares on April 1, 2007, all at $100 per share. The Company may, at its option, redeem up to an additional 25,000 shares on each April 1 at $100 per share. The 7.58% Series also is redeemable in whole or in part, at the option of the Company, subject to certain restrictions on refunding, at a redemption price of $105.31, $104.55, and $103.79 per share beginning April 1, 1995, 1996, and 1997, respectively.

      Other Mandatorily Redeemable Securities: On December 14, 1995, Western Resources Capital I, a wholly-owned trust, issued four million preferred securities of 7 7/8% Cumulative Quarterly Income Preferred Securities, Series A, for $100 million. The trust interests represented by the preferred securities are redeemable at the option of Western Resources Capital I, on or after December 11, 2000, at $25 per preferred security plus accrued interest and unpaid dividends. Holders of the securities are entitled to receive distributions at an annual rate of 7 7/8% of the liquidation preference value of $25. Distributions are payable quarterly, and in substance are tax deductible by the Company. The sole asset of the trust is $103 million principal amount of 7 7/8% Deferrable Interest Subordinated Debentures, Series A due December 11, 2025 (the Subordinated Debentures).

      In addition to the Company's obligations under the Subordinated Debentures, the Company has agreed, pursuant to a guarantee issued to the trust, the provisions of the trust agreement establishing the trust and a related expense agreement to guarantee on a subordinated basis payment of distributions on the preferred securities (but not if the trust does not have sufficient funds to pay such distributions) and to pay all of the expenses of the trust (collectively, the "Back-up Undertakings"). Considered together the Back-up Undertakings.

      The security obligations constitute a full and unconditional guarantee by the Company of the trust obligations under the preferred securities. The securities are shown as Western Resources Obligated Mandatorily Redeemable Preferred Securities of Subsidiary Trust holding solely Subordinated
Debentures on the Consolidated Statements of Capitalization.


12.  INCOME TAXES

      Under SFAS 109, temporary differences gave rise to deferred tax assets and deferred tax liabilities at December 31, 1995 and 1994, respectively, as follows:

Deferred Tax Assets:                                1995             1994

                                                   (Dollars in Thousands)

<page37>
  Deferred gain on sale-leaseback. . . . .      $  105,007       $  110,556
  Alternative Minimum tax carry forwards .          18,740           41,163
  Other. . . . . . . . . . . . . . . . . .          30,789           29,162
    Total Deferred Tax Assets. . . . . . .      $  154,536       $  180,881
Deferred Tax Liabilities:
  Accelerated Depreciation & Other . . . .      $  653,134       $  661,433
  Acquisition Premium. . . . . . . . . . .         315,513          318,190
  Deferred Future Income Taxes . . . . . .         328,881          324,625
  Other. . . . . . . . . . . . . . . . . .          70,883           70,386
    Total Deferred Tax Liabilities. . . .       $1,368,410       $1,374,634

      Accumulated Deferred
         Income Taxes, Net                      $1,213,874       $1,193,753


     In accordance with various rate orders received from the KCC and the OCC, the Company has not yet collected through rates the amounts necessary to pay a significant portion of the net deferred income tax liabilities. As management believes it is probable that the net future increases in income taxes payable will be recovered from customers through future rates, it has recorded a deferred asset for these amounts. These assets are also a temporary difference for which deferred income tax liabilities have been provided.

      At December 31, 1995, the Company has alternative minimum tax credits generated prior to April 1, 1992, which carry forward without expiration, of $18.7 million which may be used to offset future regular tax to the extent the regular tax exceeds the alternative minimum tax. These credits have been applied in determining the Company's net deferred income tax liability and corresponding deferred future income taxes at December 31, 1995.

13.  SEGMENTS OF BUSINESS

      The Company is a public utility engaged in the generation, transmission, distribution, and sale of electricity in Kansas and the transportation, distribution, and sale of natural gas in Kansas and Oklahoma.

Year Ended December 31,               1995          1994(1)       1993
                                           (Dollars in Thousands)
Operating revenues:
  Electric. . . . . . . . . . .    $1,145,895    $1,121,781    $1,104,537
  Natural gas . . . . . . . . .       426,176       496,162       804,822
                                    1,572,071     1,617,943     1,909,359
Operating expenses excluding
  income taxes:
  Electric. . . . . . . . . . .       788,900       768,317       791,563
  Natural gas . . . . . . . . .       419,267       484,458       747,755
                                    1,208,167     1,252,775     1,539,318
Income taxes:
  Electric. . . . . . . . . . .        94,042       100,078        73,425
  Natural gas . . . . . . . . .        (5,522)       (4,456)        4,553
                                       88,520        95,622        77,978
Operating income:
  Electric. . . . . . . . . . .       262,953       253,386       239,549
  Natural gas . . . . . . . . .        12,431        16,160        52,514
                                   $  275,384    $  269,546    $  292,063

Identifiable assets at
  December 31:
<page38>
  Electric. . . . . . . . . . .    $4,470,359    $4,346,312    $4,231,277
  Natural gas . . . . . . . . .       712,858       654,483     1,040,513
  Other corporate assets(2) . .       353,864       411,562       140,258
                                   $5,537,081    $5,412,357    $5,412,048
Other Information--
Depreciation and amortization:
  Electric. . . . . . . . . . .    $  133,421    $  123,696    $  126,034
  Natural gas . . . . . . . . .        23,494        27,934        38,330
                                      156,915    $  151,630    $  164,364
Maintenance:
  Electric. . . . . . . . . . .    $   87,942    $   88,162    $   87,696
  Natural gas . . . . . . . . .        20,699        25,024        30,147
                                   $  108,641    $  113,186    $  117,843
Capital expenditures:
  Electric. . . . . . . . . . .    $  153,931    $  152,384    $  137,874
  Nuclear fuel. . . . . . . . .        28,465        20,590         5,702
  Natural gas . . . . . . . . .        54,431        64,722        94,055
                                   $  236,827    $  237,696    $  237,631

(1)Information reflects the sales of the Missouri Properties (Note 2).
(2)Principally cash, temporary cash investments, non-utility assets, and deferred charges.

      The portion of the table above related to the Missouri Properties is as follows:

                                                    1994        1993
                                           (Dollars in Thousands, Unaudited)
      Natural gas revenues. . . . . . . . .      $ 77,008    $349,749
      Operating expenses excluding
                income taxes. . . . . . . .        69,114     326,329
      Income taxes. . . . . . . . . . . . .         2,897       2,672
      Operating income. . . . . . . . . . .         4,997      20,748
      Identifiable assets . . . . . . . . .          -        398,464
      Depreciation and amortization . . . .         1,274      12,668
      Maintenance . . . . . . . . . . . . .         1,099      10,504
      Capital expenditures. . . . . . . . .         3,682      38,821


14.  FAIR VALUE OF FINANCIAL INSTRUMENTS

      The following methods and assumptions were used to estimate the fair value of each class of financial instruments for which it is practicable to estimate that value as set forth in Statement of Financial Accounting
Standards No. 107:

      Cash and Cash Equivalents-
         The carrying amount approximates the fair value because of the short-term maturity of these investments.
      Decommissioning Trust-
      The carrying amount is recorded at the fair value of the decommissioning trust and is based on quoted market prices at December 31, 1995 and 1994. Variable-rate Debt-
      The carrying amount approximates the fair value because of the short-term variable rates of these debt instruments.
      Fixed-rate Debt-
         The fair value of the fixed-rate debt is based on the sum of the estimated value

<page39>
of each issue taking into consideration the interest rate, maturity, and redemption provisions of each issue.
      Redeemable Preference Stock-
      The fair value of the redeemable preference stock is based on the sum of the estimated value of each issue taking into consideration the dividend rate, maturity, and redemption provisions of each issue.
      Other Mandatorily Redeemable Securities-
      The fair value of the other mandatorily redeemable securities is based on the sum of the estimated value of each issue taking into consideration the dividend rate, maturity, and redemption provisions of each issue.

The carrying values and estimated fair values of the Company's financial instruments are as follows:

                                   Carrying Value              Fair Value

    December 31,                   1995       1994          1995       1994

                                            (Dollars in Thousands)
    Cash and cash
     equivalents. . . . . . . $    2,414   $    2,715  $    2,414  $   2,715
    Decommissioning trust. . .    25,069       16,944      25,069     16,633
    Variable-rate debt . . . .   811,190      822,045     811,190    822,045
    Fixed-rate debt. . . . . . 1,240,877    1,240,982   1,294,365  1,171,866
    Redeemable preference
      stock. . . . . . . . . .   150,000      150,000     160,405    155,375
    Other Mandatorily
      Redeemable Securities. .   100,000         -        102,000       -

      The fair value estimates presented herein are based on information available as of December 31, 1995 and 1994. These fair value estimates have not been comprehensively revalued for the purpose of these financial statements since that date, and current estimates of fair value may differ significantly from the amounts presented herein.

      Certain subsidiaries of the Company use financial instruments to hedge price fluctuations in their portfolios of commodity transactions. The financial instruments used include futures and options traded on the New York Mercantile Exchange and swaps and options traded in the over-the-counter market. These subsidiaries are subject to credit risk on its over-the-counter transactions and monitors the creditworthiness of its counterparties, which consist primarily of large financial institutions.

15.  QUARTERLY RESULTS (UNAUDITED)

      The amounts in the table are unaudited but, in the opinion of management, contain all adjustments (consisting only of normal recurring adjustments) necessary for a fair presentation of the results of such periods. The business of the Company is seasonal in nature and, in the opinion of management, comparisons between the quarters of a year do not give a true indication of overall trends and changes in operations.

                                    First     Second      Third     Fourth
                         (Dollars in Thousands, except Per Share Amounts)
1995
Operating revenues. . . . . . .   $417,546   $333,380  $423,860  $397,285
Operating income. . . . . . . .     68,517     48,029    99,429    59,409
Net income. . . . . . . . . . .     41,575     21,716    71,905    46,480
Earnings applicable to
  common stock. . . . . . . . .     38,220     18,362    68,550    43,125

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Earnings per share. . . . . . .   $   0.62   $   0.30  $   1.10  $   0.69
Dividends per share . . . . . .   $  0.505   $  0.505  $  0.505  $  0.505
Average common shares
  outstanding . . . . . . . . .     61,747     61,886    62,244    62,712
Common stock price:
  High. . . . . . . . . . . . .   $ 33 3/8   $ 32 1/2    $ 32 7/8  $ 34
  Low . . . . . . . . . . . . .   $ 28 5/8   $ 30 1/4    $ 29 3/4  $ 31

1994(1)
Operating revenues. . . . . . .   $538,372   $341,132  $379,213  $359,226
Operating income. . . . . . . .     73,782     53,899    83,884    57,981
Net income. . . . . . . . . . .     66,133     30,247    57,679    33,388
Earnings applicable to
  common stock. . . . . . . . .     62,779     26,892    54,324    30,034
Earnings per share. . . . . . .   $   1.02   $   0.44  $   0.88  $   0.48
Dividends per share . . . . . .   $  0.495   $  0.495  $  0.495  $  0.495
Average common shares
  outstanding . . . . . . . . .     61,618     61,618    61,618    61,618
Common stock price:
  High. . . . . . . . . . . . .   $ 34 7/8   $ 29 3/4  $ 29 5/8  $ 29 1/4
  Low . . . . . . . . . . . . .   $ 28 1/4   $ 26 1/8  $ 26 3/4  $ 27 3/8


(1)  Information reflects the sales of the Missouri Properties (Note 2).

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